November 13, 2007

Delivered by Electronic Submission via EDGAR

Mr. Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549

Re:      Elcom International, Inc.
         Item 4.01 Form 8-K
         Filed September 5, 2007
         NT 10-Q
         Filed August 15, 2007
         NT 10-K
         Filed March 30, 2007
         File No. 000-27376

Dear Mr. Krikorian:

         We refer to the  letter to Elcom  International,  Inc.  (the  "Company")  dated  September  19,  2007 (the
"Comment Letter")  containing the comments of the Staff of the Securities and Exchange  Commission (the "Staff") to
the Company's filings referenced above.

         Following-up on the  conversations  of our attorney and/or myself with Morgan  Youngwood of your office on
October 1, 2007,  October 3, 2007,  November 6, 2007 and  November 7, 2007,  we are writing to confirm that we have requested an  extension to respond to the Comment  Letter until  November  30,  2007.  We  acknowledge  that we had originally  requested an extension  until  November 16, 2007 and through this letter are confirming our request for an  additional  extension to November 30, 2007.  The  original  extension  request,  and this request for a further extension,  is due to the Company's recent change in accountants,  which has necessitated  additional time in order for the Company to work with its new accountants to resolve open issues in order (i)  substantively  respond to the
Comment Letter on the  resolution of these issues,  and (ii) to complete the Company's year end audit and quarterly results.  The  Company  is  actively  working  with its new  accountants  to  complete  the 2006 year end audit and subsequent  quarterly  reviews.  As of this date,  we believe  that the Company will be in the position to file its
10-KSB for fiscal year 2006 and its 10-QSBs for the first three quarters of 2007 in December 2007.

         We appreciate the Staff's cooperation in this matter.

         Please  telephone me at  781-501-4325,  or our attorney,  Andrew J. Merken,  Esq. of Burns & Levinson LLP,
Boston, MA at 617-345-3740, with any questions or comments you may have.

Very truly yours,

/s/ Gregory King
Gregory King
Chief Executive Officer